June 22, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX 1-203-655-4686

Mr. Christopher Baudouin
Chief Financial Officer
Jupitermedia Corporation
23 Old Kings Highway South
Darien, CT 06820

RE: Jupitermedia Corporation
Form 10-K for the year ended December 31, 2005
File no. 000-26393

Dear Mr. Baudouin:

We have reviewed your filing and have the following comment. We have limited our
review of your filing to those issues we have addressed in our comment. Where
indicated, we think you should revise your document in response to this comment. If you
disagree, we will consider your explanation as to why our comment is inapplicable or a
revision is unnecessary. Please be as detailed as necessary in your explanation. In our
comment, we ask you to provide us with information so we may better understand your
disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10K for the year ended December 31, 2005

Notes to Consolidated Financial Statements

Note 9. Acquisitions, Dispositions and Discontinued Operations, page 61

1. Related to your acquisitons of Creatas, LLC and PictureArts Corporation, please
    explain to us the primary reasons for each acquisition and included similar

   disclosure in future filings. In addition, please tell us what specifically
   contributed to such a signficant portion of the purchase price being allocated to
   goodwill. In your response, please identify any items included in goodwill that
   are not separable under pargarah 39 of SFAS 141.

             * * * *

As appropriate, please respond to the comment within 10 business days or tell us when
you will provide us with a response. Please file your response on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-3433 or the
undersigned at (202) 551-3403 if you have questions.

            Sincerely,

            Steven Jacobs

Mr. Baudouin
Jupitermedia Corporation
June 22, 2006
Page 3

Branch Chief